Exhibit (e)(5)
Compensation Long-Term Incentive Plan (LTIP) Becoming an owner of Converium the next Re generation

Committing to our success Converium’s future depends on its people. As a key executive, you are important to the Company’s future. Your efforts are critical to helping Converium grow and create value for our shareholders. The Long-Term Incentive Plan (LTIP) has been designed to reward your efforts at generating growth and value. At the same time, the plan allows you to become an owner of Converium or to increase the ownership position you’ve already taken in the Company. By becoming a shareholder, you increase your commitment toward ensuring our collective success on a global level. The Long-Term Incentive Plan is a key component of your total compensation at Converium, which includes your financial compensation, benefits and learning and development opportunities. 2

Participation Selected Converium executives worldwide are eligible to participate in the Long-Term incentive Plan {LTIP). The Global Executive Committee nominates executives to participate in a given year. Being selected to participate recognizes your ability to contribute to the long-term success of the Company. Long-Term Incentive Plan Awards Long-Term Incentive compensation is provided through Converium Restricted Share Units (RSU) each representing one Converium share. The size of your Award will depend on your role, and the scope and potential of your business contribution. Awards will be recommended by the Global Executive Committee, and approved by the Nomination and Remuneration Committee of the Board (“NRC”). LTIP Awards are discretionary and participation in one year does not guarantee future participation. LTIP Awards are typically granted once a year, at the end of July. Please note that employees who have resigned or are in a notice period are not eligible for new Awards. Vesting of already granted Awards continues until the employee leaves Converium. 3

What are Restricted Share Units? Restricted Share Units are granted in the form of an Award agreement granting a specified number of shares of Converium stock. Converium shares Converium shares trade on the Swiss Exchange (SWX) under the symbol CHRN. You can follow our stock price in the newspaper or at many websites, including our own: http://www:converium.com Restricted Share Units terms and conditions Vesting Your Restricted Share Units are an incentive for you to stay with Converium and to continue contributing to the Company’s success. Vesting is the process of earning the right to your shares. Your shares vest on the third anniversary of date of grant. They are transferred to your employee securities account immediately after vesting. Taxation Generally, as the shares vest they become immediately taxable at their current value. The value is taxable as ordinary income. Tax consequences will vary from country to country, and tax amounts will vary depending on local tax laws and your personal tax situation. Please see a tax advisor for more detailed tax information. 4

Selling your shares Once vested, you can sell your shares at any time. There may be some restrictions on when you can sell shares during what are known as “Blackout Periods"- to protect you from breaking laws against insider trading. These laws make it illegal for anyone to buy or sell shares of a publicly traded company based on so-called “insider” information that is not publicly available. You can find information about these blackout periods on the Intranet. You are responsible for all brokerage fees associated with the sale or transfer of your shares. Dividends and shareholder rights Restricted Share Units do not entitle the participant to shareholder rights, such as voting rights or entitlement to dividends with respect to the underlying Converium shares. Termination of employment If your employment ends, Restricted Share Units Awards that are not vested will be forfeited. If termination of employment is due to normal retirement, to death or disability (as defined under the plan), any unvested shares will immediately vest. 5

Summary Criteria Specifications Comments Type of Award Grant of Converium Restricted Share Units (“RSU”). Eligible participants Selected staff of Converium companies worldwide, as determined by the Nomination and Remuneration Committee (NTC). Employees who are in the probation period on the Grant Date are not eligible. Grant date Once a year, generally July 1; dates as determined by NRC. Participants who have resigned employment or are in a notice period on Grant Date are not eligible for new Awards. LTIP base salary Annual base salary on the grant date adjusted for the following events in the year before the grant date: Unpaid leaves Changes in employment status Changes in employment percentage Example: On July 1 a new participant hired on January 1 will have an LTIP base salary which is 50% of his/her current base salary. LTIP target percentage A percentage of participant’s base salary as determined by NRC annually. Guideline for determining LTIP Award. AIP manager recommendation During the Annual Incentive Plan (AIP) Award process the participant’s direct manager recommends the individual payout percentage for the AIP Award per participant. 6

Criteria Specifications Comments LTIP Award Amount determined by multiplying participant’s LTIP base salary with individual LTIP target percentage and individual AIP manager recommendation. Purchase price per RSU Corresponding to closing price of Converium shares on the SWX Stock Exchange on grant date. Free for participant. Number of Restricted Share Units (“RSU”) LTIP Award divided by purchase price per RSU. Result will be rounded down. No fractions of RSU will be granted. Cliff vesting of RSU 100% on the 3rd anniversary date of the grant date. Immediate vesting in case of retirement, permanent disability, death and take over situation as defined in the Standard Stock Purchase Plan. No right to shares before end of respective vesting period. Shareholder rights and dividend entitlement No shareholder rights and dividend entitlement before end of vesting period. No dividend equivalents are paid. Sale or other transfer of right to receive shares None until end of vesting period. 7

Important Information The information contained in this brochure should not be interpreted as a guarantee of payment, of future participation, or of financial performance. The Company retains the right to amend or terminate this plan at any time. Participation in the plan as described in this guide does not ensure your continued employment, or the right to any benefits, except as specifically provided in the plan. All determination of plan mechanics and benefits are made by the plan administrator and will be final. 8

Confidential Converium’s compensation programs are strictly confidential and intended for individual plan participants only. Plan participation and compensation information is intended for the individual only and should not be shared with other employees for any reason. Failure to comply with this policy may result in disciplinary action and/or forfeiture of Award. If you need more information, please contact Global Compensation & Benefits / Human Resources. 9

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Converium Ltd General Guisan-Quai 26 8022 Zurich Switzerland Phone +41 44 639 9393 Fax +41 44 639 9090 Converium Rückversicherung (Deutschland) AG Clever Strasse 36 50668 Cologne Germany Phone +49 221 539 0 Fax +49 221 539 2022 www.converium.com Effective [01/2007]